SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 13, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MAY 12, 2015, DRAWN UP IN SUMMARY FORMAT.

Publicly-Held Company

Company Registry (NIRE): 35300396090

1.         Date:              May 12, 2015.

2.         Time:              5:00 p.m.

3.         Venue:           Av. Brigadeiro Faria Lima, nº 3400 – 20º andar.

4.         Attendance:   Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Fernando Perrone, Antonio Bernardo Vieira Maia, Luis Felix Cardamone Neto, Yoshiaki Nakanoand Léo Steinbruch – Board Members; Claudia Maria Sarti – Secretary of the Board of Directors. The meeting was held via conference call.

5.         Matters Discussed: Redefinition of the duties of the Board of Executive Officers – The Board of Directors unanimously approved the redefinition of the duties/acting areas of the Executive Officers David Moise Salama and Gustavo Henrique Santos de Sousa, namely: (i) Mr. Gustavo Henrique Santos de Sousa shall act as Executive Officer responsible for controllership and tax planning areas, cumulating the duties of Investor Relations Executive Officer; and (ii) Mr. David Moise Salama shall act as Executive Officer responsible for the insurance, credit and real estate areas. The duties of the other Executive Officers remain unchanged. Consequently, the Company’s Board of Executive Officers shall be comprised as follows: Benjamin Steinbruch – Chief Executive Officer; Paulo Rogério Caffarelli – Executive Officer; Enéas Garcia Diniz – Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer, David Moise Salama – Executive Officer; and Gustavo Henrique Santos de Sousa – Executive Officer, cumulating the duties of Investor Relations Executive Officer, all of whom with terms of office until July 3, 2015, extendable until the investiture of their substitutes.

I hereby confirm that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

____________________________________ Benjamin Steinbruch – Chairman	____________________________________ Claudia Maria Sarti – Secretary
____________________________________ Fernando Perrone	____________________________________ Antonio Francisco dos Santos
____________________________________ Antonio Bernardo Vieira Maia	____________________________________ Yoshiaki Nakano
____________________________________ Luis Felix Cardamone Neto	____________________________________ Léo Steinbruch

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.